UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                       BALTIMORE BANCORP
                         (Name of Issuer)
                   Common Stock, par value $5.00 per share
                 (Title of Class of Securities)
                          059029108
                          CUSIP Number)
                       Alan M. Stark, Esq.
                         80 Main Street
                     West Orange, NJ 07052
                        (201)325-8660
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
                         November 29, 1994


     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.   059029108                        Page 2 of 4 Pages
________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _______________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [ ]
                                                          (b) [ ]
________________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
          WC
________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
________________________________________________________________
     6)   Citizenship or place of Organization:
                N/A
________________________________________________________________
               (7)  Sole voting Power
Number of               -0-
Shares Bene- ___________________________________________________
ficially       (8)  Shared Voting Power
owned by                -0-
Each Report- ___________________________________________________
ing Person     (9)  Sole Dispositive Power
With                    -0-
____________________________________________________
               (10) Shared Dispositive Power
                        -0-
________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:       -0-
________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                       -0-
________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.
          This statement relates to the common stock, par value $5.00 per share (the "Common Stock" or the "Shares"), of BALTIMORE BANCORP. (the "Company"), which had its principal executive offices at 120 East Baltimore Street, Baltimore, Maryland 21202. The Shares were purchased by First Fidelity Bancorporation on November 29, 1994.
Item 4.   Purpose of Transaction.
          All of the Company's Shares were acquired by First Fidelity Bancorporation for $20.75 per share on November 29, 1994.
Item 5.  Interest in Securities of the Issuer.
          Based upon information supplied by First Fidelity Bancorporation, there were issued and outstanding on November 29,
1994 a total of 16,775,776 Shares of Common Stock.   The
transactions on October 14, 1994 and November 18, 1994 were open market sales; and the transactions on November 29, 1994 were sales to First Fidelity Bancorporation.
               The following table details the sales by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd. and the Managed Account in Shares of Common Stock within the 60 day period prior to and through November 29, 1994.

                  Omega Capital Partners, L.P.
       Date of           Amount of                Price Per
     Transaction          Shares                    Share

     11/29/94            242,600                  $20.75


               Omega Institutional Partners, L.P.

       Date of           Amount of                Price Per
     Transaction          Shares                    Share

     11/29/94            255,200                  $20.75

                  Omega Overseas Partners, Ltd.

       Date of           Amount of                Price Per
     Transaction          Shares                    Share

     11/29/94            218,000                  $20.75

                       The Managed Account

       Date of           Amount of                Price Per
     Transaction          Shares                    Share

     10/14/94             27,000                  $20.37
     11/18/94              2,300                   20.50
     11/29/94             64,100                   20.75



                            Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1995


/s/ ALAN M. STARK
ALAN M. STARK on behalf of
LEON G. COOPERMAN, individually
and as managing partner of Omega
Capital Partners, L.P., Omega
Institutional Partners, L.P., and
as President of Omega Advisors, Inc.
pursuant to Power of Attorney on
file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).